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                                                        Exhibit 17(e)


                            SEAFIRST RETIREMENT FUNDS
                        Supplement Dated January 31, 1997
                        to Prospectus dated July 1, 1996

   1. The Board of Trustees of Seafirst Retirement Funds ("Seafirst") has approved an Agreement and Plan of Reorganization whereby, if approved by Seafirst shareholders, the Seafirst Blue Chip, Asset Allocation and Bond Funds (the "SRF Funds") will be reorganized into the Pacific Horizon Blue Chip, Asset Allocation and Intermediate Bond Funds, respectively, of Pacific Horizon Funds, Inc. The transaction is expected to qualify as a tax-free reorganization under the Internal Revenue Code of 1986.

          Proxy material, including a combined proxy statement/prospectus, will be mailed to shareholders in advance of the meeting. If the Agreement and Plan of Reorganization is approved by shareholders, it is currently expected that the reorganization into the Pacific Horizon Funds, Inc. will occur in late June of 1997.

   2. Effective January 1, 1997. Bank of America National Trust and Savings Association ("Bank of America") serves as Seafirst's administrator and transfer agent. Seafirst's former administrator and transfer agent, Seattle First National Bank ("SFNB") has been reorganized into a division of Bank of America. Bank of America is a wholly-owned subsidiary of BankAmerica Corporation. Prior to January 1, 1997, SNFB was a wholly-owned subsidiary of Seafirst Corporation which was controlled by BankAmerica Corporation.

          The terms and conditions of the Administration and Transfer Agent Agreement are substantially the same as the prior Administration and Transfer Agent Agreement with SFNB, including the administration fees payable by the SRF Funds.

   3. Effective November 1, 1996, the BISYS Group, Inc. ("BISYS"), through its wholly-owned subsidiary BISYS Fund Services, L.P., serves as: administrator of the investment portfolios of Master Investment Trust, Series I (the "Master Trust") corresponding to the Asset Allocation Fund, Blue Chip Fund and Bond Fund (the "Master Portfolios") pursuant to the terms of an Administration Agreement between the Master Trust and BISYS (the "New Master Trust Administration Agreement"). BISYS has replaced the Master Portfolios' prior administrator, Concord Holding Corporation ("Concord"), an indirect, wholly-owned subsidiary of BISYS. BISYS has offices at 3435 Stelzer Road, Columbus, Ohio 43219 and 150 Clove Road, Little Falls, New Jersey 07424.

          The terms and conditions of the New Master Trust Administration Agreement are substantially the same as the prior corresponding administration agreement with Concord, including the administration fees payable by the Master Portfolios.

   SEA-0009